UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at March 15, 2005

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 15, 2005

Print the name and title of the signing officer under his signature.

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Northern Dynasty Minerals Ltd.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.northerndynasty.com

NORTHERN DYNASTY TO ACQUIRE 20% REMAINING
CARRIED INTEREST IN PEBBLE PROJECT

March 15, 2005, Vancouver, BC - The board of directors of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; AMEX: NAK) is pleased to announce that Northern Dynasty has reached an agreement with Hunter Dickinson Group Inc., a related party, to acquire the 20% remaining carried interest in the Resource Land's portion and the Exploration Land's portion of the Pebble porphyry gold-copper-molybdenum property in southwestern Alaska (the "Carried Interest"). The Carried Interest will be acquired by Northern Dynasty for a purchase price consisting of 14,002,268 Northern Dynasty common shares (the "Consideration Shares"), which represents approximately 20% of the adjusted market capitalization of Northern Dynasty. As a result of the acquisition of the Carried Interest, Northern Dynasty will have acquired a 100% working interest in the entire Pebble property (subject only to a maximum 5% Teck Cominco net profits interest in the Exploration Lands portion of the property).

The acquisition of the Carried Interest was considered by a special committee (the "Special Committee") of independent directors of the Company, consisting of Messrs. Gordon Fretwell, Ian Watson, Brian Mountford and Walter Segsworth. The Special Committee engaged B.Ainsworth, P.Eng BC (with assistance from Westwind Partners Inc., D.M.Jenkins, P.Geo BC, and J.A.Currie P.Eng BC) (the "Independent Valuator") to prepare a report on the independently appraised value of the Carried Interest. The Special Committee also engaged Westwind Partners Inc. to provide an opinion to the board of directors as to the fairness and reasonableness, from a financial point of view, of the acquisition of the Carried Interest to shareholders of Northern Dynasty. Based on the respective opinions of the Independent Valuator and Westwind, the Special Committee recommended to the board of directors of Northern Dynasty that the Carried Interest be acquired for 14,002,268 Northern Dynasty common shares. The reports of the Independent Valuator and Westwind will, once finalized, be filed on SEDAR (www.sedar.com). The board of directors of Northern Dynasty voted to accept the recommendation of the Special Committee, with all directors who are related parties by virtue of their interests in the Carried Interest abstaining from such vote.

No bonuses, commissions or finders fees are payable in respect of the acquisition of the Carried Interest or the issue of the Consideration Shares.

In November 2004, Northern Dynasty purchased all of Teck Cominco American Incorporated's interest in the Resource Lands portion of the Pebble property (see Northern Dynasty news release dated November 26, 2004) and Northern Dynasty recently purchased Teck Cominco's residual 50% working interest in the Exploration Lands portion of the Pebble property through the issuance of US$4 million in Northern Dynasty shares (see Northern Dynasty news release dated February 23, 2005).

For further details on Northern Dynasty and the Pebble Project please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Northern Dynasty's Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.